SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UPDATE ON AER LINGUS

Further to Ryanair's H1 results announcement issued today (Nov 5), the following is an update in relation to the Aer Lingus offer:

Ryanair's CEO Michael O'Leary Said:

"Consolidation is an essential part of making EU airlines more competitive.  It has already taken place in core EU countries via IAG (Iberia and BMI merger), AF\KLM (including their investment in Alitalia) and Lufthansa (via takeovers of Austrian, Brussels Airlines and Swiss).  That process is now spreading to peripheral countries as Aegean merges with Olympic in Greece, TAP is sold in Portugal and Ryanair bids again for Aer Lingus.

As part of the EU's Phase 2 review which began on August 29, Ryanair has submitted an unprecedented remedies package, under which multiple up-front buyers will commit to open new bases in Ireland, and enter all of the Ryanair/Aer Lingus crossover routes which are not currently served by other substantial airline competitors.  We believe this is the first EU airline merger where the remedies proposed delivers not one, but at least two up-front buyer remedies, and where all of the "merger to monopoly routes" are remedied not just by passive slot divestments but by active up-front buyers and new market entrants.

Ryanair is determined to explore all commercial options to address any competition concerns the EU may have in order to secure approval for its proposed merger.  The recent BA/BMI (Phase 1) merger approval and the subsequent Aegean/Olympic merger proposal vindicate Ryanair's view that its offer for Aer Lingus along with the radical remedies package will - if fairly assessed - secure EU competition approval."

For further information       Howard Millar                              Joe Carmody
please contact:                    Ryanair Holdings plc                   Edelman
www.ryanair.com               Tel: 353-1-8121212                    Tel: 353-1-6789333

This announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities.

The directors of Ryanair and Coinside Limited accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair and Coinside Limited in respect of the information in this announcement relating to Aer Lingus, the Aer Lingus Group, the directors of Aer Lingus and persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair or Coinside Limited to verify this information). To the best of the knowledge and belief of the directors of Ryanair and Coinside Limited (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The source of information in relation to the IAG acquisition of BMI, to Air France-KLM's acquisition of a 25% interest in Alitalia and to Lufthansa acquisitions is as previously stated in the Offer Document issued by Ryanair dated 17 July, 2012 . The source of information relating to Aegean Airlines and its proposed merger with Olympic Air is the announcement issued by Aegean Airlines dated 22 October, 2012 and the source of information relating to the sale of TAP is the announcement issued by the Portuguese government dated 18 October, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 November, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary